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October 14, 2016

Via EDGAR

Deepak T. Pai
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Securities, LLC, et al. Exemptive Application Filed September 3, 2015 File No.: 812-14543

Dear Mr. Pai:

On behalf of ALAIA Market Linked Trust (the “Trust”) and Beech Hill Securities, Inc. (“BHSI,” and, together with the Trust, the “Applicants”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced application (referred to herein for ease of reference as the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on September 15, 2016.  Unless otherwise noted, capitalized terms have the same meaning as in the Amendment.

We identify in bold the Staff’s comment.  Page number references in our responses refer to the Amendment.

1.	On page 1, footnote 1, sentence 2, please delete “‘including, but not limited to, Alaia Securities, LLC.’” Alaia Securities, LLC, an entity apparently unaffiliated with BHSI, cannot rely on the order in the future because BHSI cannot ensure that an unaffiliated entity would comply with the representations and conditions of the order. If this is not accurate, please explain the relationship between Alaia Securities, LLC and BHSI.

Response:  The Applicants have revised the Amendment by deleting “including, but not limited to, Alaia Securities, LLC.”

2.	On page 2, paragraph 1, sentence 1, please replace “‘The Trusts will each be a UIT…’ with ‘The Trusts are each UITs...’”

Response:  The Applicants have revised the disclosure consistent with the Staff’s comment.

Deepak T. Pai
U.S. Securities and Exchange Commission
October 14, 2016

3.	On page 2, in the second paragraph under the Description of the Trust and its Operations, please replace (i) through (ix) with “‘equity securities, fixed income securities and other securities, including government securities and stripped U.S. government securities,’” if accurate. In addition, please delete all references to Derivatives in the application.

Response:  The Applicants have revised the Amendment to state that:

Applicants would like to retain the flexibility to permit the Series to invest directly in equity securities, fixed income securities, FLexible EXchange® options (“FLEX Options”), and other securities, including government securities and stripped U.S. government securities.

4.	As requested in the prior comment letter, on page 4, carryover paragraph, sentence one, please replace “portfolio consultant, if any” with “Evaluator,” as portfolio consultant is included in the defined term “Evaluator” on page 2.

Response:  The Applicants have revised the disclosure consistent with the Staff’s comment.

************

We appreciate the Staff’s time and attention to the Amendment and the responses to the Staff’s comments.  Please call with any questions.

Sincerely,

 /s/ Anna T. Pinedo

Anna T. Pinedo

cc:          Mark Kay Frech, Branch Chief
Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Bradley Berman
Kelley A. Howes
Matthew J. Kutner